Exhibit 99.1

5 June, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 4 June, 2012 it purchased for cancellation 15,800 Ordinary Shares, at an average price of $20.8734.

Following the cancellation of these shares, the Company will have 59,881,631 Ordinary Shares in issue.